Corporate Headquarters

9555 Maroon Circle

Englewood, CO USA

T 303 200 2000

F 303 200 3333

www.csgi.com

November 15, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20449

Re:	Notice of Disclosure Filed in Exchange Act Quarterly Report Under
Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012
And Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that CSG Systems International, Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, which was filed with the U.S. Securities and Exchange Commission on November 7, 2013. This disclosure, which addresses the same matter disclosed in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, can be found beginning on page 14 of the Quarterly Report on Form 10-Q and is incorporated by reference herein.

Respectively submitted,

CSG SYSTEMS INTERNATIONAL, INC.

By:	/s/ Joseph T. Ruble
Joseph T. Ruble
Executive Vice President, General Counsel,
Corporate Secretary and Chief Administrative Officer